  EXHIBIT 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports second quarter 2013 results
2013 financial guidance increased

  Wireless postpaid net activations of 96,390 and 2.7% higher blended ARPU drive wireless service revenue growth of 6.1%; Wireless service margin increases to 45.9%
  Best-ever Bell Fibe TV net customer activations of 50,555, a 31.4% increase; network access service (NAS) landline losses improve 12.8%
  Bell EBITDA up 1.5% on Wireless and Media EBITDA growth of 8.9% and 3.3%, respectively, as consolidated Bell EBITDA margin held steady at 39.4%
  Improving Wireline revenue and EBITDA results as operating mix increasingly dominated by TV and Internet growth services
  Net earnings attributable to common shareholders of $571 million, or $0.74 per common share; Adjusted earnings per share of $0.77 in line with plan
  Strong 12% growth in free cash flow to $903 million
  Acquisition of Astral Media Inc. (Astral) completed on July 5

MONTRÉAL, August 8, 2013 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the second quarter (Q2) of 2013, and increased financial guidance for 2013 to reflect the acquisition of Astral.

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q2 2013	Q2 2012	% change
Bell(i)
Operating revenues	4,424	4,341	1.9%
EBITDA	1,744	1,718	1.5%
BCE
Operating revenues	5,000	4,925	1.5%
EBITDA	2,066	2,044	1.1%
Net earnings attributable to common shareholders	571	732	(22.0%)
EPS	0.74	0.94	(21.3%)
Adjusted EPS	0.77	0.97	(20.6%)
Cash flows from operating activities	1,868	1,904	(1.9%)
Free cash flow	903	806	12.0%

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

“At Bell, we’re dedicated to bringing the world’s most advanced communications services to Canadians – fast-growing mobile LTE and fibre networks delivering new choices in wireless, TV, Internet, media and business communications. Bell’s unmatched investment in Canada’s broadband infrastructure, innovative new products, and strong execution by the almost

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60,000 members of the Bell national team have resulted in robust financial performance and rapid expansion in our growth services,” said George Cope, President and CEO of BCE and Bell Canada.

“Increasing smartphone adoption and use of data services like Bell Mobile TV supported strong revenue and EBITDA growth at Bell Wireless. Our rapidly expanding Fibe footprint drove the highest number of Fibe TV customer additions since its launch, as well as growing Internet performance and improvement in our traditional landline business as more customers bundled Bell services. And with solid financial performance in Q2 supported by increased advertising and revenue from sports and other specialty services, Bell Media remains Canada’s top media company – a competitive position further strengthened with the addition of the Astral team, especially in the Québec media marketplace,” said Mr. Cope.

Bell is committed to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“We delivered a solid set of financial results in Q2, backed by continued wireless postpaid strength along with good operational progress in our wireline business and a strong contribution from our media business,” said Siim Vanaselja, Chief Financial Officer for BCE and Bell. “Our successful closing of the acquisition of Astral supports the increased 2013 financial guidance we’re announcing today. After absorbing integration and other acquisition-related costs in the second half of 2013, we expect to begin realizing the full financial benefits of this acquisition in 2014 with strong free cash flow accretion to support our dividend growth objective.”

BCE RESULTS

BCE’s net earnings attributable to common shareholders were $571 million in Q2 2013, or $0.74 per common share, compared to $732 million, or $0.94 per common share, in Q2 2012. In line with plan, Adjusted earnings per share (EPS)(1) was $0.77 per common share, down $0.20 from last year. The year-over-year decrease was due to the higher value of uncertain tax positions favourably resolved in Q2 2012, losses on equity derivative contracts entered into to economically hedge future payments under our share-based compensation plans, and increased interest expense related to the financing of our acquisition of Astral.

BCE’s cash flows from operating activities were $1,868 million in Q2 2013, down $36 million over last year, due largely to the timing of supplier payments, increased interest payments from a higher average level of long-term debt, and higher income taxes. Free cash flow(2) available to BCE’s common shareholders increased $97 million, or 12%, this quarter to $903 million, driven mainly by higher EBITDA(3) and lower capital expenditures.

At the end of Q2, BCE (including Bell Canada and Bell Aliant) served a total of 7,860,429 wireless subscribers, up 3.5% from Q2 2012; total TV subscribers of 2,377,021 (which includes 495,038 IPTV customers), a 5.3% increase; total high-speed Internet subscribers of 3,054,427, up 1.5%; and total NAS lines of 7,851,441, a decrease of 7.0%.

BELL RESULTS

Bell operating revenues in Q2 2013 grew 1.9% to $4,424 million, driven by a 1.8% increase in service revenues that reflects growth in wireless, TV, Internet, media and business IP connectivity and solutions. Product revenues were also up 2.9% this quarter, due to increased data product sales to large enterprise customers.

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Bell EBITDA increased 1.5% to $1,744 million, with 8.9% EBITDA growth at Bell Wireless and 3.3% at Bell Media. This was moderated by a 2.9% decrease in Bell Wireline’s EBITDA, which represents an improving trend over Q1 2013 and all previous quarters in 2012. Bell’s consolidated EBITDA margin in Q2 2013 remained relatively unchanged at 39.4% compared to 39.6% in Q2 2012, reflecting strong wireless revenue flow-through, controlled spending on wireless subscriber acquisition and retention, slower wireline voice erosion, the increasing scale of Bell Fibe TV, and pricing and cost discipline across the company.

LET’S CLOSE THE LOOPHOLES

Bell is urging the federal government to close the loopholes in new wireless regulations that favour major US wireless carriers like Verizon Communications Inc. (Verizon) with a range of advantages originally intended for competitive wireless startups. Bell is always ready to compete but the playing field needs to be level. Special benefits available to companies like Verizon include preferred access to Canada’s wireless spectrum, the right to access the networks of Canadian carriers, and the ability to acquire wireless startups in Canada that Canadian companies like Bell cannot. Yet Canadian carriers have no such reciprocal rights in the US or any other country. Considering the cost to Canadians and the impact on investment, innovation and employment in Canadian wireless, the campaign to close the loopholes has received strong support from a broad spectrum of Canadians. Please visit Bell.ca/PlayFair or FairForCanada.ca to learn more.

ASTRAL ACQUISITION COMPLETED

We welcomed the Astral team to Bell Media following the completion of the $3.27 billion acquisition of the Montréal-based Astral by Bell on July 5, 2013. The acquisition means more investment in Canadian media and choice for consumers, while greatly enhancing Bell Media’s competitive position, especially in the Québec marketplace. Astral properties acquired include high-quality pay and specialty TV services (the French-language Super Écran, Cinépop, Canal Vie, Canal D, VRAK TV, and Ztélé, and English-language services The Movie Network, including HBO Canada, and TMN Encore), one of Canada’s largest out-of-home advertising businesses, and 77 radio stations, including top brands like NRJ, Virgin Radio, Rouge fm, EZ Rock. Ian Greenberg, President and CEO of Astral, joined BCE’s Board of Directors at the close of the transaction.

BELL OPERATING RESULTS BY SEGMENT

Bell delivered strong execution across all its business segments in Q2 2013. Bell Wireless maintained strong market momentum with considerable postpaid customer activations and operating metrics that improved subscriber profitability. We also saw an acceleration in Fibe TV net customer activations, fewer NAS landline losses, better Bell Business Markets performance, and disciplined cost management across the company, all of which contributed to further improvement in Bell Wireline’s revenue and EBITDA trajectories. Bell Media’s continued significant contribution to consolidated Bell EBITDA and cash flow growth this quarter supports the transformation of Bell’s growth services mix profile, which will be further enhanced with the acquisition of Astral.

Bell invested $673 million in new capital in Q2 2013 to support the continued deployment of next-generation wireline and wireless broadband platforms. This represents a 13.3% decrease compared to Q2 2012, due to higher initial rollout costs last year for the construction of Bell’s 4G LTE mobile network in major urban markets and the rapid retail store expansion in Western Canada, as well as the timing of capital spending in 2013 compared to last year.

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Bell Wireless

Bell Wireless operating revenues increased 5.4% to $1,442 million in the quarter compared to $1,368 million in Q2 2012. Service revenues were up 6.1% to $1,328 million driven by postpaid subscriber growth and higher blended ARPU reflecting increased data usage and revenues from greater smartphone penetration. Wireless data revenue grew 21.1% in Q2 and now represents more than 40% of total wireless service revenues.

Bell Wireless EBITDA increased 8.9% to $609 million, reflecting the combined impact of higher operating revenues and disciplined handset discounting for new customer acquisitions and upgrades. This contributed to a 1.3 percentage-point improvement in service margin to 45.9% from 44.6% in Q2 2012, the best performance in 4 years.

  Postpaid net additions of 96,390 reflected a 2.7% increase in postpaid gross activations compared to Q2 2012 and stable customer churn. Higher postpaid gross activations were driven by a strong lineup of smartphones and other mobile devices, attractive promotions and effective advertising. Prepaid net customer losses improved 3.7% to 52,824 as a result of fewer customer deactivations.

  Smartphone users represented 70% of total postpaid subscribers at the end of the quarter, compared to 55% a year earlier. Bell Wireless customers totalled 7,715,641 at the end of Q2, an increase of 3.5%.

  Postpaid customer churn remained low and unchanged at 1.3%, reflecting continued investments in customer service and retention. Prepaid churn also remained unchanged at 3.7% this quarter.

  Blended ARPU increased 2.7% to $56.85 in the quarter, representing the fourteenth consecutive quarter of year-over-year improvement. Growth was driven by a higher proportion of postpaid customers in our overall wireless subscriber base, growth in data usage due to strong smartphone adoption, and postpaid customer growth in higher-ARPU customer segments and regions such as Western Canada.

  Cost of acquisition increased 5.5% to $402 per gross activation, reflecting higher handset discounts driven by a higher postpaid smartphone mix and competitive handset pricing in the market.

  Bell continues to offer customers access to Canada’s largest 4G LTE network reaching approximately 73% of the Canadian population, complementing the 4G HSPA+ and enhanced 4G HSPA+ DC (Dual Cell) networks that offer coast-to-coast coverage to more than 97% and more than 92% of the population, respectively.

  Bell Mobile TV announced expanded live and on-demand programming with the addition of CBC, Radio-Canada TV, City TV, Sportsnet and BBC World News. Now with more than 30 channels in English and French available on smartphones and tablets, Bell Mobile TV offers access to news, entertainment and children’s programming from brands such as ATN, BNN, BBC, Bloomberg, CTV, City TV, Juicebox, MTV Canada, Treehouse, TVA and YTV, and sports content from TSN, RDS, Sportsnet and the NHL, NBA and NFL.

  Royal Bank of Canada (RBC) and Bell Mobility have announced that customers will be able to pay securely for transactions with their RBC debit or credit cards using compatible Bell Mobility smartphones. RBC and Bell expect to make the service broadly available by the end of the year and are now testing the solution with consumers and merchant customers.

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  Bell Wireless continued to bring customers the latest in wireless technology with the introduction of several new in-demand devices, including the BlackBerry Q10, the HTC One, the Samsung Galaxy S4 and the Sony Xperia ZL. These smartphones are all equipped with Near Field Communications (NFC) capability, enabling mobile commerce applications and easy wireless sharing of music, contacts, files and images.

  Bell renewed its partnership with GLENTEL, Canada’s largest independent multi-carrier mobile phone retailer, to offer Bell Mobility products and services to customers at GLENTEL retail outlets across Canada, including Wireless Wave, Telephone Booth, Wireless Etc. and Target Mobile.

Bell Wireline

The pace of Bell Wireline’s revenue decline improved significantly in the quarter with revenues decreasing by a modest 0.9% to $2,506 million, as growth in Fibe TV and Fibe Internet drove stronger overall residential financial results. This moderated the decline in voice revenues, reflecting fewer NAS landline losses compared to Q2 2012. Bell Business Markets generated higher IP connectivity revenues and saw increased data product sales to large enterprise customers this quarter.

Bell Wireline EBITDA decreased 2.9% to $979 million and we maintained margin on plan at 39.1% (compared to 39.9% in Q2 2012). The decrease in Wireline EBITDA this quarter was impacted by a $10 million benefit realized in Q2 2012 from an adjustment to TV broadcast licence fees payable to the CRTC that did not recur this year. Excluding this impact, Bell Wireline EBITDA decreased 1.9% this quarter.

  Bell Fibe TV added 50,555 net new customers, a 31.4% increase over the 38,477 gained in the second quarter of 2012. This represents our best quarterly performance since launching the service in Q3 2010, reflecting growth in customer demand for Fibe TV as we continue to expand our IPTV service footprint. At the end of Q2, Bell Fibe TV subscribers totalled 346,316, more than double the 158,324 subscribers reported at the end of Q2 2012.

  In May 2013, Bell Fibe TV launched Canada’s first wireless receiver, a Bell exclusive that enables customers to connect additional TVs with Fibe TV service anywhere in the home without the need to run extra cable. A wireless receiver transmitter connects to a customer’s Home Networking modem and works with their Whole Home personal video recorder (PVR) to connect one or more Wireless Receivers to deliver the full Fibe TV experience to as many as 5 additional TVs.

  Combined Bell Satellite TV and Fibe TV net additions in the quarter increased 52.8% to 25,605. Bell TV’s subscriber base totalled 2,195,559 at the end of Q2 2013, representing a 3.2% increase since the end of Q2 2012.

  Bell high-speed Internet net subscriber additions were 3,901, compared to a net loss of 664 in Q2 2012, reflecting the pull-through of Bell Fibe TV customer activations as well as improved business and wholesale customer activations. Bell total high-speed Internet subscribers reached 2,121,075, up 0.8% since the end of Q2 2012.

  Wireline data revenue was up 4.0% to $1,456 million, driven mainly by higher TV and Internet service revenues as a result of Fibe customer growth, higher IP broadband connectivity revenues and increased data product sales.

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  Residential NAS net losses improved 11.8%, or 11,029, over Q2 2012, reflecting lower rates of residential NAS turnover in Bell Fibe TV service areas and fewer wholesale customer losses to competitors compared to the second quarter of last year.

  Business NAS losses improved 15.3%, or 5,206, this quarter as Bell Business Markets reduced access line losses in its mid-sized customer segment. Wholesale business access line losses also improved year over year.

  Total Bell NAS at the end of the quarter was 5,425,491, a 7.7% decline. Bell’s local and access revenues declined 7.1% to $632 million, while long distance revenue declined 11.2% to $183 million.

  Bell and CGI Group Inc. (CGI) teamed up on a winning bid to deliver a new email system for the federal government. Based on the latest email technology, the streamlined system will enhance security and increase efficiency, ultimately improving Canadians’ access to information and services while saving the government a projected $50 million per year starting in 2015. Bell and CGI will implement and manage the government’s new email system for 7 years with an optional 1-year extension.

Bell Media

Bell Media revenues grew 4.7% to $559 million in the quarter, due to subscriber fee revenue growth of 7.9% reflecting increases in specialty TV rates paid by broadcast distributors. Advertising revenues were up 0.8% compared to Q2 2012, with growth driven by Bell Media’s specialty sports TV properties, TSN and RDS, thanks to the NHL’s regular season schedule being extended into Q2 and intense viewer interest in the hockey playoffs. Bell Media’s conventional TV properties also had higher advertising sales compared to Q2 2012. This growth was offset by a year-over-year decline in digital advertising revenues and softer radio advertising sales.

As a result of higher operating revenues, Bell Media EBITDA increased 3.3% to $156 million, despite the non-recurring benefit realized in Q2 2012 totalling $15 million from accrual adjustments to CRTC Part II fees and the Local Programming Improvement Fund, and higher programming and production costs this quarter due to the NHL’s extended schedule.

  CTV wrapped up the 2012/13 broadcast year with more top 10, top 20 and top 30 shows than any other Canadian conventional TV network according to BBM Canada, making it the most-watched Canadian TV network for the 12th year in a row.

  Bell Media’s sports and non-sports TV specialty services reached nearly 26 million Canadians in the average week throughout Q2 2013, over 6 million viewers more than the closest competitor.

  At the annual Los Angeles programming screenings in May, Bell Media secured an attractive mix of returning and new programs for its 2013/2014 primetime schedules on its CTV and CTV Two networks, featuring more returning hits than any other Canadian network along with a number of new programs for the fall and mid-seasons. CTV will also remain the home of TV’s biggest events in 2013/2014, including the Academy Awards, Super Bowl, the Golden Globe Awards, the Primetime Emmy Awards, the American Music Awards and the Juno Awards.

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BELL ALIANT RESULTS

Bell Aliant (TSX: BA) revenues increased 0.6% to $691 million in Q2 2013 from $687 million in Q2 2012, as growth in data was largely offset by continued declines in local and access and long distance revenues, as well as equipment and other revenues. Bell Aliant’s EBITDA was down 1.2% at $322 million this quarter, as slightly higher operating revenues were offset by a 2.2% increase in operating costs related mostly to growth of its FibreOP service. For more information, please visit BellAliant.ca.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.5825 per common share, payable on October 15, 2013 to shareholders of record at the close of business on September 16, 2013.

OUTLOOK

As a result of the closing of the acquisition of Astral on July 5, 2013, BCE has updated its financial guidance for 2013 as follows:

	February 7 Guidance	August 8 Guidance
Bell (i)
Revenue Growth	0% – 2%	2% – 4%
EBITDA Growth	1% – 3%	3% – 5%
Capital Intensity	16% – 17%	No change
BCE
Adjusted EPS (ii)	$2.97 - $3.03	No change
Free Cash Flow growth (iii)	5% – 9%	No change
Annual common dividend per share	$2.33	No change

(i)	Bell’s 2013 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
(iii)	We define free cash flow as cash flows from operating activities excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2013 results on Thursday, August 8 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-8061 or toll-free 1-866-225-0198 shortly before the start of the call. A replay will be available for one week by dialing (905) 694-9451 or 1-800-408-3053 and entering pass code 3092522#.

There will also be a live audio webcast of the call available on BCE’s website at:
BCE.ca/investors/investorevents/all/show/bce-q2-2013-results-conference-call.The mp3 file will be available for download on this page later in the day.

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NOTES
The information contained in this news release is unaudited.

(1)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. Starting in 2013, our definition of Adjusted net earnings has been modified to exclude premiums on early redemption of debt to align with the reporting practices of our peers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q2 2013		Q2 2012
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	571	0.74	732	0.94
Severance, acquisition and other costs	21	0.02	15	0.03
Net gains on investments	(1)	-	-	-
Premium on early redemption of debts	3	0.01	-	-
Adjusted net earnings	594	0.77	747	0.97

(2)	The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. Starting in 2013, our definition of free cash flow has been modified to exclude voluntary pension funding because it is a discretionary use of excess cash. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions)
	Q2 2013	Q2 2012
Cash flows from operating activities	1,868	1,904
Bell Aliant dividends/distributions to BCE	47	47
Capital expenditures	(830)	(952)
Cash dividends paid on preferred shares	(32)	(34)
Cash dividends/ distributions paid by subsidiaries to non-controlling interest	(74)	(91)
Acquisition costs paid	8	32
Bell Aliant free cash flow	(84)	(100)
Free cash flow	903	806

(3)	The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of BCE net earnings to EBITDA.

($ millions)
	Q2 2013	Q2 2012
Net earnings	671	836
Severance, acquisition and other costs	28	20
Depreciation	681	666
Amortization	161	178
Finance costs
Interest expense	228	209
Interest on post-employment benefit obligations	38	33
Other (income) expense	63	(55)
Income taxes	196	157

EBITDA	2,066	2,044

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release, including, but not limited to, statements relating to our 2013 financial guidance (including revenues, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2013 annualized common share dividend, the strategic and other benefits expected to result from the Astral acquisition, the expectation that Astral will be accretive to BCE’s free cash flow, and other statements that are not historical facts, are forward-looking. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ’safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

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Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 8, 2013 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 8, 2013. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected 2013 financial results, as well as our objectives, strategic priorities and business outlook for 2013, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2013 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Growth in the Canadian economy of 1.8% in 2013, based on the Bank of Canada’s most recent estimate, a thirty basis point increase compared with an earlier estimate of 1.5%;
  a slow pace of employment growth and new business formation affecting overall business customer demand;
  a sustained level of wireline and wireless competition in both consumer and business markets;
  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution;
  increasing wireless industry penetration driven, in particular, by the accelerated adoption of smartphones, tablets and data applications, the expansion of LTE service in most urban and suburban markets, the proliferation of 4G devices, as well as population growth; and
  a soft advertising market for Bell Media.

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Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  Stabilizing residential NAS line erosion rate as we leverage our broadband investment in FibeTV to drive three-product household penetration, increase our multiple-dwelling unit (MDU) market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services;
  in particular, targeted retention and service bundle offers, customer winbacks and better service execution to contribute to the improvement in residential NAS line losses year over year, subject to the risk of more aggressive service bundle offers from our cable TV competitors and increasingly affordable Canada-wide unlimited wireless plans, which could lead to higher residential NAS line losses;
  increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, as we further extend our IPTV broadband fibre footprint in areas of Ontario and Québec, and our ability to seek greater penetration within the MDU market, capitalize on our extensive retail distribution network, which includes The Source, and leverage our market leadership position in high definition (HD) programming;
  improved subscriber acquisition at Bell Internet through increased fibre coverage and speeds as we leverage our significant network capital investment and the implementation of new technologies to drive greater Fibe TV expansion and Internet attach rates;
  gradual improvement in the performance of our Business Markets unit based on increased business customer spending, new business formation and higher demand for connectivity and ICT services driven by a strengthening economy and an improvement in employment rates, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements and deferral of ICT projects;
  continued customer migration to IP-based systems, increased competitive intensity in mass and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment and ongoing competitive reprice pressures in our business and wholesale markets; and
  cost savings to be achieved from management workforce attrition and retirements, call center efficiencies, field service productivity improvements, further reduction in supplier contract rates, lower print and mail costs, effective content cost management and reducing traffic that is not on our own network.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of investments made in 2012 in customer acquisition and retention, along with continued strength in smartphone activations and data usage;
  continued aggressive competition in 2013 as competitors attempt to maintain or gain wireless market share;
  wireless revenue growth to be underpinned by continued growth in our subscriber base and ARPU, driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management;
  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device line-up and from faster data speeds that are allowing our clients to optimize the use of our services; and
  the proliferation of more expensive and sophisticated wireless devices, as well as heightened competitive activity, to exert pressure on EBITDA, due mainly to increased handset discount resulting in higher subscriber acquisition and customer retention costs.

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Operational Assumptions Concerning Bell Media

  The non-recurrence, in 2013, of significant events that occurred in 2012, including the London Summer Olympic Games, the NHL lockout and retroactive rate increases for specialty programming services;
  the intended launch, in 2013, of our TV Everywhere product, a strategic initiative aimed at enabling us to deliver the best live sports, news and other premium content exclusively to broadcasting distribution undertakings’ (BDUs) subscribers;
  growth in subscriber revenues to be driven by contracted market-based rate increases for our specialty sports services;
  in conventional TV, building and maintaining strategic supply arrangements for content on four screens, continuing to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, and producing market-leading news through investments in HD broadcasting and improvements to our news programming;
  increased costs to secure content in our sports broadcast operations as we face greater competition from both new entrants and established competitors, and as market rates for specialty content generally increase;
  in our non-sports English and French pay and specialty TV services, investment in quality programming and production, marketing and ongoing development of key brand partnership initiatives with respect to our existing services;
  pursuant to the Astral acquisition, the achievement of cost reductions by maximizing assets, achieving productivity gains and pursuing operational efficiencies; and
  the continued leverage of our strength in local radio and television markets to provide listeners and viewers with quality content, incorporating opportunities for multi- platform selling.

Financial Assumptions Concerning Bell (Excluding Bell Aliant)

The following constitute Bell’s principal financial assumptions for 2013. Where indicated below, assumptions have been updated from Q1 2013 as a result of the acquisition of Astral.

  Bell’s total employee benefit plans cost to be approximately $350 million, instead of $340 million, based on an estimated accounting discount rate of 4.4% and an expected return on plan assets of 4.4%, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $230 million, instead of $220 million, and an estimated below EBITDA net employee benefit plans financing cost of approximately $120 million;
  total pension plan cash funding to be approximately $350 million;
  cash taxes to be approximately $325 million, instead of $300 million;
  net interest expense of approximately $750 million, instead of $700 million;
  net interest payments of approximately $720 million, instead of $700 million; and
  cash severance and other of approximately $150 million.

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2013. Where indicated below, assumptions have been updated from Q1 2013 as a result of the acquisition of Astral.

  BCE’s total employee benefit plans cost to be approximately $430 million, instead of $420 million, including approximately $80 million for Bell Aliant, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $290 million, instead of $280 million, and an estimated below EBITDA net employee benefit plans financing cost of approximately $140 million;

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  depreciation and amortization expense approximately $50 million higher compared to 2012;
  net interest expense of approximately $925 million, instead of $875 million;
  tax adjustments (per share) of approximately $0.07;
  an effective tax rate of approximately 26%;
  non-controlling interest similar to 2012; and
  an annual common share dividend of $2.33 per share.

The foregoing assumptions, although considered reasonable by BCE on August 8, 2013, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2013 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2013 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;
  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;
  the increased adoption by customers of alternative TV services;
  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels;
  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;
  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;
  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities and other assets;
  our ability to maintain customer service and keep our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;
  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;
  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;
  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;
  increased contributions to post-employment benefit plans;
  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;
  the complexity of our product offerings and pricing plans;
  labour disruptions;
  employee retention and performance;

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  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;
  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;
  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;
  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;
  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;
  the theft of our DTH satellite television services;
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and competitive pressures;
  the adverse effect of new technology and increasing fragmentation in Bell Media’s television and radio markets;
  health concerns about radio frequency emissions from wireless devices;
  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;
  there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained;
  stock market volatility;
  our failure to evolve practices and effectively monitor and control fraudulent activities; and
  our failure to successfully integrate Astral into Bell Media and to achieve the anticipated strategic and other benefits.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2012 Annual MD&A dated March 7, 2013 (included in the BCE 2012 Annual Report) as updated in BCE’s 2013 First and Second Quarter MD&As, dated May 8, 2013 and August 7, 2013 respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

ABOUT BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk mental health initiative is a national charitable and awareness program promoting mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and significant Bell funding of community care and access, research, and workplace initiatives.

To learn more, please visit Bell.ca/LetsTalk.

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For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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